

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Daniel Hood
General Counsel
Achilles Therapeutics plc
245 Hammersmith Road
London W6 8PW

> **Re: Achilles Therapeutics plc**
> **Registration Statement on Form F-3**
> **Filed November 8, 2022**
> **File No. 333-268239**

Dear Daniel Hood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Seo Salimi